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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                 Peco Energy Co.
                                (Name of Issuer)

                             Series Preferred Stock
                         (Title of Class of Securities)

                                    693304800
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                                                               2
CUSIP No. .............................................................693304800

1)  Name of Reporting Person.......................Lehman Brothers Holdings Inc.

     S.S. or I.R.S. Identification No. of Above Person................13-3216325

2)   Check the Appropriate Box if a Member of a Group.................(a)  [   ]
                                                                      (b)  [   ]
3)   SEC Use Only

4)   Citizenship or Place of Organization...............................Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)   Sole Voting Power...................................................132,150

6)   Shared Voting Power.....................................................-0-

7)   Sole Dispositive Power..............................................132,150

8)   Shared Dispositive Power................................................-0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person........132,150

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares......[   ]

11)  Percent of Class Represented by Amount in Row 9.....................9.61% 1

12)  Type of Reporting Person.................................................HC



1 Represents percent of the class of Issuer's Series Preferred Stock of all Series.

                                                                               3
CUSIP No. ..........................................................693304800000

1)  Name of Reporting Person................................Lehman Brothers Inc.

     S.S. or I.R.S. Identification No. of Above Person................13-2518466

2)   Check the Appropriate Box if a Member of a Group.................(a)  [   ]
                                                                      (b)  [   ]
3)   SEC Use Only

4)   Citizenship or Place of Organization...............................Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)   Sole Voting Power...................................................132,150

6)   Shared Voting Power.....................................................-0-

7)   Sole Dispositive Power..............................................132,150

8)   Shared Dispositive Power................................................-0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person........132,150

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares......[   ]

11)  Percent of Class Represented by Amount in Row 9.....................9.61% 1

12)  Type of Reporting Person.................................................BD




1 Represents percent of the class of Issuer's Series Preferred Stock of all Series.

Item 1(a).        Name of Issuer:

                  Peco Energy Co.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  P.O. Box 8699
                  2301 Market Street
                  Philadelphia, Pennsylvania 19101

Item 2(a).        Name of Person(s) Filing:

                  Lehman Brothers Holdings Inc.
                  Lehman Brothers Inc.


Item 2(b).        Address of Principal Business Office:

                  Lehman Brothers Holdings Inc.
                  399 Park Avenue
                  New York, New York 10022

                  Lehman Brothers Inc.
                  399 Park Avenue
                  New York, New York 10022


Item 2(c).        Citizenship or Place of Organization:

                  Lehman Brothers Holdings Inc. ("Holdings") is a corporation organized under the laws of the State of Delaware.

                  Lehman Brothers Inc. ("LBI") is a corporation organized under the laws of the State of Delaware.


Item 2(d).        Title of Class of Securities:

                  Series Preferred Stock

Item 2(e).        CUSIP Number:

                  693304800  ($7.48 Series Preferred Stock)

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] A broker or dealer under Section 15 of the 1934 Act
                  (b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
                  (c) [ ] An insurance company as defined in Section 3(a)(19) of the 1934 Act
                  (d) [ ] An investment company registered under Section 8 of the Investment Company Act of 1940
                  (e) [ ] An investment advisor in accordance with Rule 13d-1(b)
                          (1)(ii)(E)
                  (f) [ ] An  employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F)
                  (g) [X] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G)
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
                  (i) [ ] A church plan that is excluded from the definition of investment company under Section 3(c)(14)Of the Investment Company Act of 1940
                  (j) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

                                                                               5
Item 4.       Ownership

(a)      Amount Beneficially Owned

                  See Item 9 of cover page.

(b)      Percent of Class:

                  See Item 11 of cover page.

              (c) Number of shares as to which the person has:

                  (i) sole power to vote or to direct the vote
                  (ii) shared power to vote or to direct the vote
                  (iii) sole power to dispose or to direct the disposition
                  (iv) shared power to dispose or to direct the disposition

                  See Items 5-8 of cover page.

Item 5.       Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

                  The relevant subsidiary is LBI, a Broker/Dealer registered under Section 15 of the 1934 Act.

                  LBI is the actual owner of all of the shares of Series Preferred Stock reported herein.

                  Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares of Series Preferred Stock owned by LBI.

Item 8.       Identification and Classification of Members of the Group

                  Not Applicable

Item 9.       Notice of Dissolution of Group

                  Not Applicable

Item 10.      Certification

[X] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[ ] By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002

LEHMAN BROTHERS HOLDINGS INC.


By:  /s/ Barrett S. DiPaolo
    -------------------------------------------
      Name:  Barrett S. DiPaolo
      Title:    Vice President

LEHMAN BROTHERS INC.


By: /s/ Barrett S. DiPaolo
    -------------------------------------------
      Name: Barrett S. DiPaolo
      Title:   Vice President

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                       EXHIBIT A - JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 12, 2002

LEHMAN BROTHERS HOLDINGS INC.


By: /s/ Barrett S. DiPaolo
    -------------------------------------------
      Name:  Barrett S. DiPaolo
      Title:    Vice President

LEHMAN BROTHERS INC.


By: /s/ Barrett S. DiPaolo
    -------------------------------------------
      Name: Barrett S. DiPaolo
      Title:   Vice President